

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2015

Mail Stop 4631

<u>Via E-mail</u>
John Burns
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

> **Re: TAL International Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **Form 8-K**
> **Filed April 29, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 5, 2015**
> **Response Letter Dated September 15, 2015**
> **File No. 1-32638**

Dear Mr. Burns:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings, and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Financial Statements, page F-1

Note 7—Segment and Geographic Information, page F-24

1)   We note you lease five types of equipment. Please disclose revenues from external customers for each of the types of products that you lease in accordance with ASC 280-

10-50-40, or describe the similarities and differences between these products to help us understand why you are not providing the disaggregated disclosure.

Form 8-K Filed April 29, 2015

Non-GAAP Financial Measures, page 9

2)   We have read your response to prior comment 5 in our letter to you dated August 3, 2015, and it appears that Adjusted EBITDA is being used as a liquidity measure based on your response that you add the principal payment component of leases classified as finance leases to provide investors and analysts with a meaningful calculation of major cash inflows and that it serves as a quick indicator of operating cash flows related to your business that could be used to service debt or grow assets. Please address the following points relating to the disclosure in your press release of the non-GAAP measure "Adjusted EBITDA:"

•   If you believe that this measure is presented as a liquidity measure, then the presentation should be revised to reconcile this measure from cash generated from operating activities included in the Consolidated Statements of Cash Flows. Please refer to Item 10(e)(1)(i)(b) of Regulation S-K and the corresponding guidance in Question 102.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. In addition, please address how management concluded that this measure is useful information to investors regarding your liquidity. Specifically address the fact that this measure does not include payments necessary to purchase the leased equipment.

•   If you believe that this measure is presented as a performance measure, as previously requested, please tell us the appropriateness of this measure as a performance measure. In this regard, you should specifically address how management concluded that this measure provides useful information to investors regarding your results of operations in light of the fact that (i) it adds the receipt of principal payments from direct financing leases recognized in the investing activities category of your consolidated statements of cash flows and (ii) these payments will never be reflected in your GAAP results of operations. Please also provide us with additional information about how management uses "Adjusted EBITDA" as a performance measure.

Form 10-Q For Fiscal Quarter Ended June 30, 2015

Consolidated Statements of Income, page 5

3.   We note that your loss on sale of equipment was $2.1 million in the six months ended June 30, 2015, compared to a gain on sale of equipment of $5.6 million in the same period in 2014, a decrease of $7.7 million. The primary reason for this decrease was a

decline of approximately 22% in used dry container selling prices. In light of the pricing pressure that you are currently facing, please tell us what consideration you have given to reassessing the appropriateness of your residual values. In this regard, it appears that you last changed your residual values in 2012.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and Construction